                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                         SHELBOURNE PROPERTIES III, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    82137E103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                MICHAEL L. ASHNER
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 822-0022

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




                                  APRIL 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------

---------------------------------------------
CUSIP No.   82137E103
----------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
--------- --------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) [ ]
                                                                                                                           (b) [ ]
--------- --------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
          N/A
--------- --------------------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------- --------------------------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------- ---------- ---------------------------------------------------------------------------------------------------

     NUMBER OF                   SOLE VOTING POWER
                      7
       SHARES                    63,072 shares (1)

    BENEFICIALLY      ---------- ---------------------------------------------------------------------------------------------------

      OWNED BY        8          SHARED VOTING POWER

        EACH          ---------- ---------------------------------------------------------------------------------------------------

     REPORTING                   SOLE DISPOSITIVE POWER
                      9
       PERSON                    63,072 shares (1)
                      ---------- ---------------------------------------------------------------------------------------------------
        WITH
                      10         SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          63,072 shares (1)
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.996%

--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
--------- --------------------------------------------------------------------------------------------------------------------------

(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------

CUSIP No.   82137E103
----------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
--------- -------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                          (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
           OO
--------- -------------------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
--------- -------------------------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
--------------------- ---------- --------------------------------------------------------------------------------------------------

     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     63,072 shares

    BENEFICIALLY      ---------- --------------------------------------------------------------------------------------------------

      OWNED BY
                      8          SHARED VOTING POWER
        EACH
                      ---------- --------------------------------------------------------------------------------------------------
     REPORTING
                                 SOLE DISPOSITIVE POWER
       PERSON         9
                                 63,072 shares
        WITH          ---------- --------------------------------------------------------------------------------------------------

                      10         SHARED DISPOSITIVE POWER

--------- -------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          63,072 shares
--------- -------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              [ ]

--------- -------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.996%
--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
--------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends certain information contained in the Schedule 13D filed jointly by Michael L. Ashner and HX Investors, L.P. on February 25, 2002 with respect to Shelbourne Properties III, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 5, 2002, as further amended by Amendment No. 2 thereto filed on March 26, 2002, and as further amended by Amendment No. 3 thereto filed on March 27, 2002 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.


Item 4. Purpose of Transaction.

     On April 8, 2002, HX sent to the Company a request for a list of shareholders to afford HX the ability if it so desires to communicate with the Company's shareholders with respect to the business and operations of the Company.

Item 7. Material to be Filed as Exhibits.

        Exhibit 2: Letter dated April 8, 2002 from HX to the Company



                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2002

                                               HX INVESTORS L.P.

                                               By:  Exeter Capital Corporation
                                                    General Partner

                                               By:  /s/ Michael L. Ashner
                                                    ------------------------
                                                    Michael L. Ashner, President



                                                    /s/ Michael L. Ashner
                                                    ------------------------
                                                        Michael L. Ashner

                                                                       Exhibit 2

                               HX INVESTORS, L.P.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

                                  April 8, 2002



VIA FACSIMILE AND
FEDERAL EXPRESS


Dallas E. Lucas
Chief Operating Officer
Shelbourne Properties III, Inc.
7 Bulfinch Place, Suite 500
Boston, Massachusetts  02114


Dallas E. Lucas
Chief Operating Officer
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, New York 10022

Dear Mr. Lucas:

     HX Investors, L.P. ("HX") is the record owner of 63,072 shares(1) of the common stock, par value of $.01 per share, of Shelbourne Properties III, Inc. (the "Company"), a Delaware corporation. As a stockholder of the Company, HX hereby demands, pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware, the right to receive a copy of and to inspect the following documents and records of the Company and to make copies or abstracts therefrom, with respect to the Company:

     (a) no later than April 15, 2002, a complete record or list of the Company's stockholders, certified by the Company or its transfer agent, showing the names and addresses of each stockholder and the number of shares of stock registered in the name of each such stockholder, as of the most recent date available;

------------------------
(1) 9,672 shares are held in the name of HX Investors, L.P. and the balance is held in "street name."

     (b) no later than April 15, 2002, a magnetic computer tape list of the holders of the Company's stock requested in paragraph (a) above as of the most recent date available, showing the names, addresses and number of shares held by such stockholders, such computer processing data as is necessary for HX to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

     (c) no later than April 15, 2002, a list of all stockholders owing 1,000 or more shares of Company stock arranged in descending order as of the most recent date available; and

     (d) as promptly as possible, all daily transfer sheets showing changes in the names, addresses and number of shares of the Company's stockholders which are in or come into the possession of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder list referred to above to the conclusion of the next meeting of stockholders of the Company;

     (e) as promptly as possible, all information in or which comes into the Company's possession, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees concerning the names, addresses and number of shares held by the participating brokers and banks named in the individual nominee names of Cede & Co., Pacific & Co., Kray & Co., Philadep, DLJ, or other similar nominees, including respondent bank lists; and

     (f) as promptly as possible, all information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees relating to the names of the beneficial owners of the Company's stock pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Securities Exchange Act of 1934, as amended, in the format of a printout in descending order balance. If such information is not in the Company's possession, custody or control, such information should be requested from the Independent Election Corporation of America or ADP Proxy Services.

     The undersigned further demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (f) above be immediately furnished to the undersigned as such modifications, additions or deletions become available to the Company or its agents or representatives.

     The undersigned will bear the reasonable costs incurred by the Company in connection with the production of the above information.

     The purpose of this demand is to enable the undersigned, if so desired, to communicate with other stockholders of the Company with respect to the business and operations of the Company and any other lawful matters.

     Please advise in accordance with Section 220(c) of the Delaware General Corporation Law as to the date and time within the next five business days that these items will be available for inspection.

     If you have any questions, please contact our counsel, Justin P. Klein or Gerald Guarcini of Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street, Philadelphia, Pennsylvania 19103, (215) 864-8500.

                                   Sincerely,

                                   HX Investors, L.P.

                                   By:  Exeter Capital Corporation
                                        General Partner


                                        By:________________________
                                            Michael L. Ashner
                                            President


SWORN TO AND SUBSCRIBED
before me this 8th day of April, 2002


-------------------------------------
Notary Public




cc:      The Corporation Service Company
         2711 Centerville Road
         Suite 400
         Wilmington, Delaware 19808